AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES 2006 FISCAL YEAR RESULTS

EDMONTON, ALBERTA - March 23, 2007 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on the development of immunotherapies for certain cancers, chronic hepatitis B & C and embolotherapy for tumors, announced its financial and operational results for the fiscal year ended December 31, 2006.

“The next twelve months will be a pivotal period for ViRexx as we expect to receive final data analysis from the two identical Phase III trials of OvaRex® MAb and advance our Occlusin™ 500 Device into clinical trials in preparation for a 510(k) submission. With the countdown to the OvaRex® MAb data in its final stages, ViRexx is among a select group of life sciences companies in North America expecting Phase III data within twelve months,” said Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx. “During the fourth quarter of 2006, ViRexx completed licensing, supply and manufacturing agreements for OvaRex® MAb in the unlicensed European territories. ViRexx has established partnerships with Sigma-Tau, and its subsidiaries, and Dompé Farmaceutici, both successful marketers of specialty pharmaceutical products in Europe. These agreements represent access to 43% of the currently targeted ovarian cancer markets in North America and the European Union.”

Product Development Highlights
•
Enrollment was completed in the second of two identical OvaRex® MAb Phase III trials for the treatment of late-stage ovarian cancer. The trials are being conducted by ViRexx’s licensee, Unither Pharmaceuticals, Inc. (Unither), a subsidiary of United Therapeutics Corporation. The primary endpoint for each trial is time-to-relapse comparing OvaRex® MAb to placebo. The primary data analysis is scheduled and will occur after each trial has reported at least 118 relapse events. The first trial IMPACT I has achieved the 118th event. It is projected that the second trial, IMPACT II, will reach the 118th event in the second half of 2007.

•
ViRexx’s licensee, Unither, completed enrollment in a 40 patient OvaRex® MAb Phase II trial, designed to study its use as an adjunct to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer. Unither will present the results at the American Society of Clinical Oncology (ASCO) in June of 2007.

•
ViRexx International Corp. and Defiante Farmaceutica, Lda. and Tecnogen S.C.p.A., both subsidiaries of Sigma-Tau Pharmaceuticals, Inc. of Rome, Italy, completed manufacturing, licensing and distribution agreements for OvaRex® MAb for the remaining unlicensed European territories which include the UK, Ireland, France, Sweden, Finland and other countries. The agreements provide for ViRexx to receive a net effective royalty of approximately 25% on net sales of OvaRex® MAb in the European and Middle Eastern countries and milestone payments of up to Cdn$6.5 million in equity. The milestone payments included an advanced equity investment of Cdn$2.0 million from Sigma-Tau and its subsidiaries for 1,818,182 units of ViRexx at a price of Cdn$1.10.

•
A Phase I safety trial of HepaVaxx B Vaccine was completed. The trial enrolled and treated its target of 15 healthy volunteers with a single dose subcutaneous injection of the vaccine; no significant adverse events associated with the treatment have been reported. ViRexx is continuing to monitor the volunteers and expects to complete this safety assessment by the second quarter of 2007.

•	The Company entered into a research collaboration with Defense Research and Development Canada - Suffield to evaluate the use of the Chimigen™ vaccine platform for biodefense applications.
•	Enrollment and treatment for the Phase I trial of Occlusin™ 50 Injection in liver cancer patients at the Foothills Hospital in Calgary and the Toronto General Hospital was completed during the year.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the twelve-month period ended December 31, 2006 of $17,493,375 or $0.25 per share, as compared with a net loss of $7,459,714 or $0.13 per share for the twelve-month period ended December 31, 2005. Approximately 75% of the change in the Company’s net loss for the year ended December 31, 2006 is due to a non-cash change in the net future tax expense associated with the transfer of intellectual property to ViRexx International Corp.

Research and development expenses for the twelve-month period ended December 31, 2006 were $5,937,122, compared with $4,750,190 for the twelve-month period ended December 31, 2005. The difference is primarily due to additional toxicology testing for the HepaVaxx B Vaccine clinical studies and product development and manufacturing costs associated with the Occlusin™ 500 Device.

Corporate Administration expenses for the twelve-month period ended December 31, 2006 were $4,976,837, compared with $3,650,282 for the twelve-month period ended December 31, 2005. The difference is primarily due to expenses related to business development and commercialization activities for OvaRex® MAb in Europe and business development for the T-ACT™ and Chimigen™ technologies. Corporate Administration also includes consulting and other fees associated with the new 52-109 and SOX compliance requirements, as well as restructuring costs relating to ViRexx’s announcement on November 26, 2006 to prioritize its research activities to focus on the completion of its existing pipeline products that provide near-term potential revenue streams.

At December 31, 2006, the Company’s cash and short term investments totalled $10,742,191 as compared to $5,571,850 at December 31, 2005. During the twelve-month period ended December 31, 2006, the Company raised $15,000,000 from the completion of three separate private placements.

At December 31, 2006, the Company had 72,760,717 common shares outstanding. The number of stock options and warrants outstanding at December 31, 2006 is 6,396,241 and 17,077,471, respectively, and could generate proceeds of $29,931,775 if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Lorne Tyrrell Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 ltyrrell@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 slangille@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

(expressed in Canadian dollars)
	December 31, 2006 $	December 31, 2005 $
Assets

Current assets
Cash	405,354	237,462
Short-term investments	10,336,837	5,334,388
Prepaid expenses and deposits	168,502	166,658
Other current assets	194,476	39,606

	11,105,169	5,778,114
Property and equipment	475,079	518,134
Acquired intellectual property	27,369,445	29,990,097

	38,949,693	36,286,345

Liabilities

Current liabilities
Accounts payable	412,441	227,625
Accrued liabilities	1,185,762	442,541

	1,598,203	670,166
Obligations under capital lease	5,351	-
Future income taxes	5,346,990	1,168,377

	6,950,544	1,838,543

Commitments and contingencies

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 72,760,717 shares and 58,443,445 shares issued and outstanding, respectively	54,064,680	45,989,189
Contributed surplus	11,748,640	4,779,409
Deficit accumulated during development stage	(33,814,171)	(16,320,796)

	31,999,149	34,447,802

	38,949,693	36,286,345

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)
	Common shares
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance - October 30, 2000	-	-	-	-	-	-
Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance - December 31, 2000	200	259	-	-	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance - December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debenture	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance - December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)
Issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issue of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Net loss - restated	-	-	-	-	(1,383,562)	(1,383,562)

Balance - December 31, 2003	15,600,000	5,603,667	59,118	290,150	(3,857,886)	2,095,049
Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-

Balance - December 31, 2003 (restated)	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock-based compensation	-	-	-	380,577	-	380,577
Net loss	-	-	-	-	(3,657,760)	(3,657,760)

Balance - December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587

Continued on next page

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity …continued

(expressed in Canadian dollars)
	Common shares
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance - December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of shares	(2,056,900)	(1,645,113)	-	-	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	-	(75,699)	-	191,714
Private placement	4,035,665	2,970,316	-	1,065,349	-	4,035,665
Exercise of warrants	2,302,875	2,277,370	-	(294,495)	-	1,982,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Conversion and redemption of debentures	-	-	(59,118)	-	-	(59,118)
Share issue costs	99,010	(227,061)	-	-	-	(227,061)
Stock-based compensation	-	-	-	457,349	-	457,349
Net loss	-	-	-	-	(7,459,714)	(7,459,714)

Balance - December 31, 2005	58,443,445	45,989,189	-	4,779,409	(16,320,796)	34,447,802
Exercise of stock options	590,000	439,341	-	(143,340)	-	296,001
Private placements	13,527,272	9,032,430	-	5,967,570	-	15,000,000
Common shares issued	200,000	148,000	-	-	-	148,000
Share issue costs	-	(1,544,280)	-	539,962	-	(1,004,318)
Stock-based compensation	-	-	-	605,039	-	605,039
Net loss	-	-	-	-	(17,493,375)	(17,493,375)

Balance - December 31, 2006	72,760,717	54,064,680	-	11,748,640	(33,814,171)	31,999,149

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss

		Years ended December 31,		Cumulative from October 30, 2000 to
				December 31,
	2006 $	2005 $	2004 $ (Restated)	2006 $

Revenue	-	-	-	-

Expenses
Research and development	5,937,122	4,750,190	1,796,680	13,892,054
Corporate administration	4,976,837	3,650,282	1,887,711	12,586,301
Amortization	2,771,283	2,499,174	71,348	5,432,626

	13,685,242	10,899,646	3,755,739	31,910,981

Loss from operations	(13,685,242)	(10,899,646)	(3,755,739)	(31,910,981)

Other income (expenses)
Interest	400,201	218,504	127,728	753,930
Gain (loss) on disposal of property and equipment	878	-	1,955	(104,842)
(Loss) gain on foreign exchange	(30,599)	(45,528)	14,971	(108,252)
Debenture interest	-	(95,201)	(61,999)	(272,960)
Other	-	3,731	15,324	19,055

	370,480	81,506	97,979	286,931

Loss before income taxes	(13,314,762)	(10,818,140)	(3,657,760)	(31,624,050)

Future income taxes (expense) recovery	(4,178,613)	3,358,426	-	(820,187)

Net loss	(17,493,375)	(7,459,714)	(3,657,760)	(32,444,237)

		$ $		$

Basic and diluted loss per common share	(0.25)	(0.13)	(0.14)

	#	#	#

Basic and diluted weighted average number of common shares	68,921,409	55,827,119	25,268,388

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

		Years ended December 31,		Cumulative from October 30, 2000 to
				December 31,
	2006 $	2005 $	2004 $ (Restated)	2006 $

Cash provided by (used in)

Operating activities
Net loss	(17,493,375)	(7,459,714)	(3,657,760)	(32,444,237)
Items not affecting cash
Debenture interest	-	95,201	54,526	265,487
Amortization	2,771,283	2,499,174	71,348	5,432,626
Stock-based compensation	605,039	457,349	380,577	1,654,265
Investor relations	148,000	-	-	148,000
Write off of patent costs	-	-	242,626	242,626
(Gain) loss on disposal of property and equipment	(878)	-	(1,955)	104,842
Unrealized foreign exchange gain	-	(356)	(9,471)	(9,827)
Future income taxes	4,178,613	(3,358,426)	-	820,187
Operating assets and liabilities	764,215	215,670	(346,104)	1,155,476

	(9,027,103)	(7,551,102)	(3,266,213)	(22,630,555)

Financing activities
Repayment of capital lease	(1,755)	-	-	(1,755)
Issuance of share capital - net of share issue costs	14,291,683	5,983,193	7,405,027	33,066,639
Amounts due to related parties	-	-	(35,341)	-
Advances from shareholder	-	-	-	769,900
Repayment of advances from shareholder	-	-	-	(769,900)
Convertible debentures	-	(600,144)	-	84,856
Restricted cash		659,000	(659,000)	-
Repurchase of shares	-	(2,255,776)	-	(2,255,776)

	14,289,928	3,786,273	6,710,686	30,893,964

Investing activities
Acquisition of property and equipment	(92,484)	(131,991)	(403,364)	(1,000,906)
Cash acquired on acquisition	-	-	3,710,419	3,729,561
Proceeds on sale of property and equipment	-	5,682	2,861	17,753
Expenditures on patents and trademarks	-	-	-	(267,626)
(Increase) decrease in short-term investments	(5,002,449)	3,483,588	(8,817,976)	(10,336,837)

	(5,094,933)	3,357,279	(5,508,060)	(7,858,055)

Increase (decrease) in cash	167,892	(407,550)	(2,063,587)	405,354

Cash - Beginning of period	237,462	645,012	2,708,599	-

Cash - End of period	405,354	237,462	645,012	405,354